UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 7, 2021 (February 1, 2021)

REMEMBRANCE GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-3135405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Ave South, Suite 201, Naples, FL 34102
(Full mailing address of principal executive offices)

(239) 666-3440
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

ITEM 9.	RESIGNATION OF A DIRECTOR AND APPOINTMENT OF A DIRECTOR

On February 1, 2021, the board of directors (the “Board”) of Remembrance Group, Inc. (the “Company”) received and approved the resignation of Ian Beadle from the Board.

In order to fill the existing vacancy on the Board created by the resignation of Ian Beadle, the Board appointed Paul Rosenberg to the Board as an independent director of the Company, effective February 1, 2021.

Mr. Rosenberg began his professional career in the telecom industry having founded National Telecoin Corp. which he sold in 2007. In addition to his interests in the telecom industry, since 2008, Mr. Rosenberg has been self-employed, in the business of investing in and developing real estate in New Jersey and Pennsylvania as well as on the southeast coast of Florida. Mr. Rosenberg received his bachelor’s degree from Dickinson College, Carlisle, PA in 1986.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 7, 2021	REMEMBRANCE GROUP, INC.

	By:	/s/ Dennis L. Smith
Dennis L. Smith
Chief Executive Officer